AMENDMENT

TO EXPENSE LIMITATION AGREEMENT

BETWEEN OLD MUTUAL FUNDS I AND OLD MUTUAL CAPITAL, INC.

EFFECTIVE JANUARY 1, 2009

AS AMENDED MAY 20, 2010

This Amendment to the Expense Limitation Agreement effective January 1, 2009 (the “Agreement”), by and between Old Mutual Funds I and Old Mutual Capital, Inc., is effective as of May 20, 2010.

WHEREAS, the parties to the Agreement wish to amend the Agreement.

NOW, THEREFORE, BE IS RESOLVED, that the Agreement is hereby amended as follows:

The Agreement shall continue in effect through December 31, 2011.

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first written above.

Old Mutual Funds I		Old Mutual Capital, Inc.

By:	/s/ Julian F. Sluyters	By:	/s/ Mark E. Black
Name:	Julian F. Sluyters	Name:	Mark E. Black
Title:	President	Title:	Senior Vice President and Chief Financial Officer
Date:	May 20, 2010	Date:	May 20, 2010